Via Facsimile and U.S. Mail
Mail Stop 6010

January 19, 2007

Mr. Glen A. Spence
Executive Vice President
  and Chief Financial Officer
Patient Infosystems, Inc.
12301 N.W. 39th Street
Coral Springs, Florida 33065

> **Re: CareGuide (formerly Patient Infosystems, Inc.)**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **File No. 0-22319**

Dear Mr. Spence:

We have reviewed your November 13, 2006 response to our September 15, 2006 letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for year ended March 31, 2006 filed June 29, 2006

Management's Discussion and Analysis

Critical Accounting Policies and Estimates

Results of Operations, page 25

1. We acknowledge your response to our comment one. We believe your response does not meet the burden of demonstrating the usefulness of the non-GAAP financial measurement. Your response states that "we believe that EBITDA from continuing operations is widely used by others in our industry" but your limitation states "other companies in our industry may calculate EBITDA from continuing

operations differently than we do". Considering this is not a comparable measurement that can be applied from one company to another company it would appear not to be useful to investors. We believe the information conveyed by your use of the non-GAAP financial measurement can be easily and readily obtained and calculated from the most comparable GAAP measurement, net income or loss from continuing operations. Please revise your filing to remove all references to the non-GAAP financial measurement EBITDA (loss) from continuing operations. Alternatively, if you limit your disclosure to indicate that the measure is solely a liquidity measure that helps "evaluate our ability to service existing debt and to sustain potential future increases in debt," you may retain the measure in your filing. Please refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Year ended March 31, 206 compared to the year ended March 31, 2005, page 31

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Claims Payable, page F-15

2. We acknowledge your response to our comment four. Please include disclosures to explain what the caption "prior year period" represents under "claims incurred" similar to previous disclosures that these are "related to favorable settlement of claims for services incurred prior to…".

3. We have reviewed your response to comment number 6. It does not appear that you have provided sufficient justification for the adjustment of the trading price as of your measurement date for the spin off. Please revise your financial statements to use the unadjusted share price as of the measurement date or advise us to any additional information or accounting literature that would justify the adjustment.

As appropriate, please amend your Form 10-KSB for the fiscal year ended March 31, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Kevin Woody, Branch Chief at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant